Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

ChipMOS TECHNOLOGIES INC. TWSE: 8150 Investor Update March 2016

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

ChipMOS TECHNOLOGIES INC. ("ChipMOS Taiwan") has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-4 ("Form F-4"), which contains the proxy statement/prospectus with respect to the proposed merger (the "Merger") between ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS Bermuda") and ChipMOS Taiwan. ChipMOS Taiwan and ChipMOS Bermuda have filed with the SEC a Schedule 13e-3 transaction statement ("Schedule 13e-3") with respect to the Merger. The Form F-4 and Schedule 13e-3, as they may be amended from time to time, contain important information about ChipMOS Taiwan and ChipMOS Bermuda, the Merger and related matters including the terms and conditions of the Merger. ChipMOS Bermuda plans to mail to its security holders the proxy statement/prospectus with respect to the Merger following the Form F-4 being declared effective by the SEC and the Schedule 13e-3 being cleared by the SEC. U.S. shareholders of ChipMOS Bermuda are urged to read the Form F-4, Schedule 13e-3, the proxy statement/prospectus and any other documents that have been filed or will be filed with the SEC, including the definitive proxy statement/prospectus in connection with the Merger, or incorporated by reference in the proxy statement/prospectus, carefully before they make any decision at any shareholders' meeting of ChipMOS Bermuda with respect to the Merger. Copies of documents filed with the SEC by ChipMOS Bermuda and ChipMOS Taiwan, including the Form F-4, proxy statement/prospectus, Schedule 13e-3 and all other documents filed with the SEC in connection with the Merger, will be available free of charge on the U.S. SEC's website at www.sec.gov. In addition, these documents will be made available, free of charge, to shareholders of ChipMOS Bermuda who make a written request to irene_tsai@chipmos.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

ChipMOS Taiwan, ChipMOS Bermuda and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be "participants" in the solicitation of proxies from the ChipMOS Bermuda's shareholders with respect to the Merger. Information regarding the persons who may be considered "participants" in the solicitation of proxies and information regarding the interests of such potential participants has been set forth in the proxy statement/prospectus and Schedule 13e-3 relating to the Merger filed with the SEC.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the Merger may not be satisfied; (6) the risk that a regulatory approval that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of Merger. These risks and uncertainties include those expected to be discussed under "Forward Looking Statements" and "Risk Factors" in the proxy statement/prospectus included in the registration statement on Form F-4 that ChipMOS Taiwan filed with the SEC on February 26, 2016.

2

ChipMOS

ChipMOS Group snapshot

Overview

- **Founded:** 1997
- **Headquarters:** Hsinchu, Taiwan
- **Ticker Symbol:** TWSE : 8150.TW
- **Employees[(1)]:** Taiwan : 5,552; China : 516

Manufacturing footprint in China & Taiwan



Shanghai, China
ChipMOS Shanghai
Hsinchu, Taiwan
ChipMOS Taiwan
Tainan, Taiwan
ChipMOS Taiwan

Key milestones

2000
- Started TCP package for LCD driver semiconductor and 12" wafer assembly and testing business

2007
- Acquired 100% interest in ChipMOS Taiwan

2010
- Acquired LCD assets of SPIL
- SPIL became a strategic shareholder of ChipMOS Taiwan

2011
- Set up 12" Gold bumping, Cu RDL, MCP, Cu pillar, MCB bumping and WLCSP line

2014
- Listed ChipMOS Taiwan on TWSE
- Announced the merger between ChipMOS Taiwan and Thailin
- Invested in JMC and Ryowa

2015
- ChipMOS Taiwan merged Thailin[(2)]
- Announced private placement with Tsinghua Unigroup

2016
- ChipMOS Taiwan announced merger with ChipMOS Bermuda

(1) As of December 31, 2015
(2) Thailin was listed on OTC since Oct 2000, and was de-listed in Jun 2015

3

ChipMOS

4 4 Seasoned management team with deep industry experience Robust technology roadmap to support multiple growth vectors including finger print sensor, MEMS, mixed - signal, power IC 3 Well - positioned to capture the LCD driver & memory outsourcing markets 2 1 Leadership position in the global semiconductor assembly and test market ChipMOS is uniquely positioned, locally and globally, to take advantage of the ever - changing dynamics and technological advances in the industry. ChipMOS – Leading position in the semiconductor assembly and test industry 5 Well - established strategy to maintain strong margin growth during the volatile semiconductor market environment 6 Executing on final phase of corporate structure streamline, which will improve operation and tax efficiencies significantly upon completion

5 Focused on higher margin growth markets  Focus on specialty end markets  Leading - edge turn - key solutions for high - growth applications  Focused core technology drives innovation and cost - savings for customers DRAM Flash (NOR/NAND) LCD Driver Logic/Mixed - Signal Core Technology ChipMOS core technology Revenue breakdown for 2015 2015 total revenue NTD 19,869 millions By Manufacturing Segments By Products Niche DRAM 17.7% Commodity DRAM 14.4% Flash 14.8% SRAM 2.3% Logic/Mixed Signal 6.9% LCD Driver 27.1% Bumping (incl. RDL/MEMS/ PM) 16.8% Package Test 16.6% Wafer Sort 7.7% Assembly 31.6% LCD Driver 27.1% Bumping (incl. RDL/MEMS/ PM) 17.0%

Bumping /RDL Wafer Testing Assembly/Packaging Product Testing Key End Markets LCD Driver u u u u Flash u u u u DRAM Under Development u u u Logic/Mixed Signal u u u u 6 Turnkey, high - yield, OSAT partner of choice  Offer turn - key solutions for core technology product segments  Dedicated OSAT capacity and strategically focused on collaboration - driven growth  Leverage current partnerships to capture new customers  Targeting mixed - signal and MEMS for expansion Services Provided Product Offering

7 Well - positioned to capture the LCD driver outsourcing markets  Global proliferation of digital broadcasting fosters adoption of LCD TVs  Widespread use of LCD drivers in electronic products  High resolution / function integration to drive LCD driver growth  ChipMOS is one of the major players in the LCD driver bumping and test / assembly market  Focused investment in capacity expansion and technology advancement  Develop bumping technology for metals (Cu pillar, Cu RDL, MCB) other than gold to enhance competitiveness

UHD (4K2K) LCD TV growth drives COF capacity demand

2004 - 2018 UHD panel growth



Unit Shipments (Millions)
140
120
100
80
60
40
20
0
60%
50%
40%
30%
20%
10%
0%
0 0 3 12 31 56 96 109 119 122 121 109 102 94 94
0 2 13 30 48 65 74
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E 2015E 2016E 2017E 2018E
Full HD Shipments
4K Shipments
Full HD Penetration
4K Penetration (3Q14E)

UHD panel LCDD demand



Main Stream
42"FHD
1920x1080
SD: 960ch x 6
GD: 360ch x 6
Narrow Bezel
>55"FHD
1920x1080
SD: 720ch x 8
GD: 270ch x 8 or GIP
4K2K 120Hz
55"/65"
UHD 4K2K 120Hz
3840x2160
SD: 960ch x 16
GD: 270ch x 24

- Accelerating market penetration of UHD panel
- Expected increase in LCDD COF demand

ChipMOS Group to add capacity in Taiwan & Shanghai to capture market growth

Source: Display Search/ Bernstein(2014/12); Himax(2013/11)

8

ChipMOS

Robust technology roadmap to support multiple growth vectors

- **Currently building out capacity to capture market share for high-performance products (e.g., smart phone, tablet, and HD panel) used in growing end markets**
  - ✓ 12" 3D WLCSP (stacked WLCSP), & 12" molded WLCSP
  - ✓ Flip chip for memory and mixed-signal products
  - ✓ Multi Cu RDL layers for DRAM & NAND products stacked product requirement
  - ✓ High-margin integrated packages such as stacked-die, SiP packages, etc.
  - ✓ Focus on biometric identification sensor packaging solution such as FPS

Technology roadmap

Technology	Roadmap 2016	Roadmap 2017	Roadmap 2018	Main application
Copper Pillar	Fine pitch Pillar (No PI layer pillar)			Advanced Memory
WLCSP/Cu RDL	3P2M CoW (FC+WLCSP)	4P3M(2/3 Metal RDL Layers) 12" Molded WLCSP		Mobile electronics
Flip Chip Assembly	FCCSP (Copper pillar)	FC + wire bond stacked CSP FCCSP (flex film; routable L/F)		Mobile electronics Power management Data security
	2016	2017	2018	

9

ChipMOS

ChipMOS Group management team with deep industry experience

Shih-Jye CHENG – Chairman & CEO

- 32 Years of industry experience
- Former head of the back-end operation of Mosel
- Former Chairman of Chantek
- Former Chairman of AMCT
- Former board director of Ultima Electronics Corp
- MBA from Saginaw Valley State University

Dr. Shou-Kang CHEN – CFO

- 28 Years of industry experience
- IR officer, head of the finance division, and former head of strategy development, and head of the quality lab in the firm
- B.S. of Mining and Petroleum Engineering and M.S. and Ph.D. from the School of Mining, Metallurgy, Material Science of National Cheng Kung University

Peter KU– EVP

- 43 Years of industry experience
- Former board director of ThaiLin
- Former President of Shanghai
- Former VP of ChipMOS Taiwan
- Former VP of Microchip Taiwan Branch
- M.S. of Electrical Engineering from National Cheng Kung University

Dr. David WANG – VP of Strategy & IR

- 34 Years of industry experience
- Former VP of Fibera
- Former Senior Director at Lam Research
- Former IBM's Microelectronics Senior Engineer/ Manager
- M.S. and Ph.D. from the University of Michigan and B.S. of Science from Fu Jen University

Lafair CHO – EVP

- 23 Years of industry experience
- Former President of ThaiLin
- Former VP of the IC testing of ChipMOS Taiwan
- Former manager of production material control of Mosel
- M.S. of Industrial Management from National Cheng Kung University

Steve CHENG – President of U.S.

- 17 Years of industry experience
- Former President and CFO of ChipMOS U.S.A.
- B.S. of Business Banking and Insurance from Feng Chia University

Paul YANG – President of Shanghai

- 17 Years of industry experience
- Former VP of Test Production Group
- Former VP of the deputy assistant and mix-signal test division of ThaiLin
- M.S of Electrical Engineering from National Cheng Kung University

10

ChipMOS

11 ChipMOS Taiwan’s financial highlights

12 Healthy business trends and financial l everage Consolidated Revenue EBITDA Utilization R ate EBITDA M argin Note ： The financial information from 2011 – 2012 were prepared in accordance with ROC GAAP from 2011 - 2012; financial information after 2013 were prepared in accordance with the Taiwan IFRSs. Investors should refer to the full report on TWSE on March 11, 2016 18,210.9 19,220.5 19,361.9 22,005.1 19,869.1 0 5,000 10,000 15,000 20,000 25,000 2011 2012 2013 2014 2015 (M NT$) 6,308.0 6,102.9 5,421.1 6,686.6 5,600.4 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2011 2012 2013 2014 2015 (M NT$) 34.6% 31.8% 28.0% 30.4% 28.2% 0% 10% 20% 30% 40% 2011 2012 2013 2014 2015 74.7% 76.0% 77.9% 78.9% 66.9% 0% 20% 40% 60% 80% 100% 2011 2012 2013 2014 2015

13 Optimal use of capital drives healthy balance sheet Cash Flow CAPEX Debt / Cash 5,868.0 4,949.0 5,763.0 5,842.0 5,842.0 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2011 2012 2013 2014 2015 (M NT$) 2,308.0 2,777.0 3,625.0 3,568.0 3,568.0 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2011 2012 2013 2014 2015 (M NT$) 9,715.2 9,334.2 7,550.4 7,836.4 7,683.4 6,066.3 8,490.4 9,718.1 13,311.9 10,125.7 0 3,000 6,000 9,000 12,000 15,000 18,000 2011/12/31 2012/12/31 2013/12/31 2014/12/31 2015/12/31 Debt Cash (M NT$) 30.3% 6.2% (14.1%) ( 30.1%) (12.8%) % Net Debt (Cash) / Equity Note ： The financial information from 2011 – 2012 were prepared in accordance with ROC GAAP from 2011 - 2012; financial information after 2013 were prepared in accordance with the Taiwan IFRSs. Investors should refer to the full report on TWSE on March 11, 2016

14 ChipMOS Taiwan / ChipMOS Bermuda merger overview

Transaction structure overview 15 Pre - transaction Post - transaction Original ChipMOS Bermuda shareholders (in form of ADSs) Public ChipMOS Taiwan shareholders ChipMOS Taiwan ChipMOS Bermuda shareholders ChipMOS Bermuda ChipMOS Taiwan Public ChipMOS Taiwan shareholders  On 21 January 2016, ChipMOS Taiwan entered into an agreement and plan of merger with ChipMOS Bermuda, whereby ChipMOS Bermuda will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger  ChipMOS Taiwan will offer cash and American depositary shares (“ADSs”) to ChipMOS Bermuda shareholders as Merger consideration. To facilitate the Merger, ChipMOS Taiwan will establish a U.S. American depositary receipt program and issue new ADSs registered with the SEC and listed on the NASDAQ  Post Merger, original ChipMOS Bermuda shareholders will hold approximately 57.7% stake in ChipMOS Taiwan in the form of ADSs 100.0% 58.3% 41.7% Cash and ADSs 57.7% 42.3%

16 Transaction Overview** Transaction r ationale Summary of merger terms Eliminates the holding company discount in the current market trading price of ChipMOS Bermuda shares 3 Reduces operational cost and provides operational and administrative efficiencies in the long term 2 Improves corporate governance, enhances investment flexibility of ChipMOS Group and achieves a more tax efficient ChipMOS Group structure 1 ChipMOS Bermuda shareholders will continue to participate in future earnings or growth of ChipMOS Taiwan 4 Merger Consideration  Merger consideration per ChipMOS Bermuda share consists of: − Cash : US$3.71 in cash per ChipMOS Bermuda share ; AND − ADSs : 0.9355 ChipMOS Taiwan ADS per ChipMOS Bermuda share (representing 18.71 ChipMOS Taiwan shares (1) ) (1) Each ChipMOS Taiwan ADS represents 20 ChipMOS Taiwan shares ** ChipMOS Taiwan has filed with the SEC a registration statement on Form F - 4, and ChipMOS Bermuda and ChipMOS Taiwan have filed with the SEC a Schedule 13e - 3, with respect to the Merger. The Form F - 4 and Schedule 13e - 3, as they may be amended from time to time, contain important information about ChipMOS Bermuda and ChipMOS Taiwan, the Merger and related matters including the terms and conditions of the Merger. Please refer to these filings for information regarding the Merger.

17 ChipMOS Shanghai project overview

Overview of investment in ChipMOS Shanghai 18  ChipMOS to expand LCD driver assembly / test / bumping capacity in ChipMOS Shanghai per below schedule, by building additional 40% of capacity  ChipMOS will use its own cash and bank loan (including NT$12bn syndicated loan under negotiation) to support the capacity expansion Product Line & Revenue 2016 2017 2018 LCDD COF+COG, M pcs /month 24.0 53.0 92.0 Bumping 8"+12" wafer, pcs 10,000 30,000 50,000 MEMS Assy +Test, Mpcs/month 47.0 53.0 62.0 Revenue*, MUS$ 40.6 118.0 190.0 Margin, % - 7.7% 17.0% 21.7% Note ： *Estimated revenue and margin including current Memory Ass'y + Test

19 Tsinghua Unigroup transaction overview

Transaction Overview

ChipMOS Taiwan entered into agreement with Tsinghua Unigroup to sell 25% stake in ChipMOS Taiwan for ~NT$12bn through private placement, and entered into a strategic alliance agreement with Tsinghua Unigroup

Purchaser	Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (Tsinghua Unigroup subsidiary)
Purchase Price	Confirmed NT$40 per common share (equivalent to US$1.2) in cash
Shares to be Purchased	Confirmed 299,252,000 common shares – Representing 25.0%(1) pro-forma shares outstanding post transaction
Transaction Valuation	NT$12.0bn (equivalent to US$368.3mn) deal value for 25.0%(1) stake in ChipMOS Taiwan
Summary of Key Terms	Share Subscription Agreement: – Tsinghua Unigroup would not have the control over ChipMOS Taiwan; – Tsinghua Unigroup would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan; – The board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders; – Tsinghua Unigroup would not solicit proxy for ChipMOS Taiwan shareholders meeting Strategic Alliance Agreement: – Tsinghua Unigroup will assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and test services of LCD drivers and other semiconductors in China – Tsinghua Unigroup will introduce other potential suppliers, customers and business partners in China to ChipMOS Taiwan
Pending Closing Conditions	Subject to regulatory approvals in Taiwan

Post-transaction pro-forma shareholding structure(2)



Original ChipMOS Bermuda shareholders (in form of ADSs)
Public ChipMOS Taiwan shareholders
Tsinghua Unigroup
43.1%
31.6%
25.3%
ChipMOS Taiwan

Note: FX rate at US$:NT$ = 32.50, as of Dec 11, 2015 (announcement date).
(1) Impact of the Merger is not included
(2) Pro forma of the Merger and the private placement

20

ChipMOS

Company website 21  http:// www.chipmos.com.tw